United States securities and exchange commission logo





                             May 19, 2021

       Richard Ackerman
       Chief Executive Officer
       Big Rock Partners Acquisition Corp.
       2645 N. Federal Highway, Suite 230
       Delray Beach, FL 33483

                                                        Re: Big Rock Partners
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 19, 2021
                                                            File No. 333-252479

       Dear Mr. Ackerman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Cover Page

   1. We note your response to prior comment 2 and revised disclosure indicating that the
                                                        Nasdaq listing
condition can be waived. Please revise to update this disclosure to indicate whether each party has
made a determination as to whether to waive or not waive the condition. To the
extent that any party has not made a determination concerning waiver, please (i) revise to
clarify when such waiver decision would be made and (ii) note that we may have additional
comment.
   2. We note that the second paragraph highlights Fast Track designation for RLF-100 as well as a commercial
partnership and global commercialization. Accordingly, please revise this paragraph to
clarify that the product candidate has not been approved by FDA.
 Richard Ackerman
FirstName  LastNameRichard
Big Rock Partners AcquisitionAckerman
                              Corp.
Comapany
May        NameBig Rock Partners Acquisition Corp.
     19, 2021
May 19,
Page 2 2021 Page 2
FirstName LastName
Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 22

3. We refer to prior comment 16 and re-issue in part. Please revise the Prospectus Summary to clarify whether FDA denied or refused to grant NeuroRx's September 2020 application for emergency use authorization for ZYESAMI.
Risk Factors, page 44

4. With reference to your disclosure on page 198, please revise to add a risk factor to highlight that FDA has not explained how it will determine whether efficacy has been demonstrated in the context of an Emergency Use Authorization request relating to
         COVID-19 with Respiratory Failure (COVID-AIV).
Our product candidates are in Phase IIb/III of clinical testing., page 47

5.       We note your response to prior comment 4. Your revised disclosures on pages 47-
         48 indicate that the Phase IIb/III trial was "successful" and that achievement of the stated primary endpoint in the second trial would qualify as a second Phase III trial in support of an NDA for ZYESAMI. Please tell us the basis for these statements. Also, revise to clarify that safety and efficacy determinations are within FDA's purview and that trial results do not guarantee regulatory approval.
6. Your revised disclosure in this section states that ZYESAMI will be evaluated in a second
         Phase III clinical trial in which the primary endpoint is increased likelihood of recovery from respiratory failure at 90 days compared to placebo. However, your disclosure in the preceding sentence and on page 192 indicates that ZYESAMI will be compared to remdesivir. Please reconcile your disclosure or advise.
We do not anticipate maintaining orphan drug protection for the treatment of COVID-19., page
51

7. We note your revised disclosures on pages 52 and 230 in response to prior comment 5;
         however, your risk factor header on page 51 continues to imply that NeuroRx currently has orphan drug protection for the treatment of COVID-19. Accordingly please revise the header or advise.
We must enter into agreements with, and depend upon, one or more partners..., page 72

8. We note your response to prior comment 6 and re-issue. Your disclosure remains unclear as to whether NeuroRx's plan is for the collaboration agreement with Relief Therapeutics to provide the funding necessary to commercialize ZYESAMI in the markets covered under the agreement. Please revise or advise.
Business of NeuroRx, page 187

9. We note your response to prior comment 12 and revised disclosure. We further note your
         statement that the Phase IIB/III trial of ZYESAMI (the    Intravenous
Trial   ) met its
 Richard Ackerman
Big Rock Partners Acquisition Corp.
May 19, 2021
Page 3
         primary prespecified endpoint "when adjusting for ventilation status and treatment site."
         However, your disclosure on pages 191 and 198-199 indicates that the Intravenous Trial did not achieve statistical significance before controlling for ventilation status and treatment site. Please revise your disclosure on page 187 and throughout the Business of
         NeuroRx section to clearly state whether or not the Intravenous Trial met its primary prespecified endpoint before making any adjustments to trial data.
10. Please revise to ensure consistent disclosure in the proxy/prospectus concerning the Intravenous Trial, including: (i) the endpoint of this trial, (ii) whether or not
         ZYESAMI met the primary endpoint, before any adjustments, and (iii) the associated p-
         values(s). For instance, your disclosure on page 192 indicates that "ZYESAMI met the primary endpoint for successful recovery from respiratory failure at days 28 (P = .014)
         and 60 (P = .013); however, your disclosure in the fourth paragraph on page 198 states that at 28 days the P value was at .08, a difference that does not meet the conventional
         P<.05 threshold for statistical significance.
11. We note your response to prior comment 13 and re-issue in part. While your revised disclosure discusses the intellectual property coverage of NRX-101, there is no discussion of the intellectual property coverage of ZYESAMI. Please revise the Business of
         NeuroRx section, where appropriate, to disclose the scope of the patent protection, or other IP coverage, for ZYESAMI. To the extent that NeuroRx does not own or license any patents that relate to ZYESAMI, please add risk factor disclosure or advise.
General

12. Your proxy/prospectus indicates that BRPA will hold its annual meeting on May 24, 2021 at 8:30 a.m., eastern time and that BRPA shareholders must demand conversion of their
       shares to cash and deliver the shares to BRPA   s transfer agent
physically or
       electronically    no later than two business days prior to the vote at
the meeting.    With
       reference to Rule 14a-9, please explain how your processes ensure that
BRPA
       shareholders will have sufficient time to make: (i) an informed voting decision regarding the Business Combination Proposal and other meeting proposals and (ii) an informed investment decision with respect to their conversion rights. In addition, we refer you to the guidance set forth in Release No. 34-33768 (March 16, 1994) which reminds registrants that proxy materials "must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial
FirstName             owners, return
            LastNameRichard          of their voting instructions, and
transmittal of the vote from
                               Ackerman
       the bank or broker to the tabulator."
Comapany NameBig Rock Partners Acquisition Corp.
May 19, 2021 Page 3
FirstName LastName
 Richard Ackerman
FirstName  LastNameRichard
Big Rock Partners AcquisitionAckerman
                              Corp.
Comapany
May        NameBig Rock Partners Acquisition Corp.
     19, 2021
May 19,
Page 4 2021 Page 4
FirstName LastName
       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Jeffrey M. Gallant, Esq.